[Bybel Rutledge LLP Letterhead]

  November 4, 2008

Mark Webb

Legal Branch Chief

United State Securities and Exchange Commission

Washington, DC 20549

Mail Stop 4561

RE:	First Perry Bancorp, Inc.
Registration Statement on Form S-4
Filed October 20, 2008
File No. 333-153486

Dear Mr. Webb:

On behalf of First Perry Bancorp, Inc. (“First Perry”) and HNB Bancorp, Inc. (“HNB”), we hereby submit the following responses to your comment letter dated as of October 31, 2008 relating to First Perry’s Registration Statement on Form S-4 as filed on October 20, 2008 (File No. 333-153486).  On November 4, 2008, Amendment No. 2 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

General

1.               We note your response to our prior comment no. 1. Please revise to include disclose all material non-public information shared by the two entities during due diligence, including the respective five-year financial projections.

Disclosure has been made relating to all material non-public information shared by the two entities during due diligence has been disclosed in the Amendment.  See pages 29 through 32 of the Amendment.

Background of the Consolidation, page 25

2.               We note your response to our prior comment no. 13. Please revise to describe in greater detail the negotiations of the material terms of the transaction, particularly price.

Greater detail has been given regarding the determination by each company to use the relative capital contributions to the combined company as the basis for the exchange ratio.  Please see pages 29 and 30 of the Amendment.

First Perry’s and HNB’s Reasons for the Consolidation, page 29

3.               We note your response to our prior comment no. 15. We note that the Contribution Analysis discussion on page 53 shows that HNB contributed 47.7% of the 2008 first quarter pre-tax income. Since this figure is well above the 45% share of the combined entity that HNB is to acquire under the agreement, please revise to explain why, in light of that item, the board is recommending the transaction.

An explaination has been added to explain why, in light of that item, the board is recommending the transaction.  See page 33 of the Amendment.

Unaudited Pro Forma Combined Income Statement, page 70

4.               We note your revised disclosure in response to comment 21 from our October 20, 2008 letter. It appears that the Total Interest Expense sub-total in the Pro Forma Adjustments column does not foot. It also appears that the Time Deposits and Other Borrowings line items do not foot across to the Pro Forma Combined column.  Please revise or advise why you believe the amounts are correct.

The Unaudited Pro Forma Combined Income Statement has been revised to correct the presentation.  See page 79 of the Amendment.

Exhibit 5

5.               We note that the legality opinion has not yet been filed. Please allow for time for the staff’s review of this exhibit.

Exhibit 5.1 has been filed with the Amendment.

Exhibit 8.1

6.               The scope of the tax opinion may be restricted as to purpose but not person.  We note the first sentence in the last paragraph. Please obtain a revised opinion.

Exhibit 8.1 revised as requested and has been refiled with the Amendment.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments.  If you have any additional comments, please contact either Nicholas Bybel, Jr. or the undersigned.

Sincerely,

/s/ Erik Gerhard

Erik Gerhard

Enclosures

Cc:	Robert M. Garst
Kirk D. Fox
Nicholas Bybel, Jr.